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                                                                  EXHIBIT 99(c)

                HOUSTON INDUSTRIES INCORPORATED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                      AND

                        HOUSTON LIGHTING & POWER COMPANY

                         NOTES TO FINANCIAL STATEMENTS


 (1)     GENERAL

         The interim financial statements and notes (Interim Financial Statements) contained in this Form 10-Q for the period ended June 30, 1996 (Form 10-Q) are unaudited and condensed. Certain notes and other information contained in the Combined Annual Report on Form 10-K (File Nos. 1-7629 and 1-3187) for the year ended December 31, 1995 (Form 10-K), of Houston Industries Incorporated (Company) and Houston Lighting & Power Company (HL&P) have been omitted in accordance with Rule 10-01 of Regulation S-X under the Securities Exchange Act of 1934.

         The information presented in the Interim Financial Statements should be read in combination with the information presented in the Form 10-K and the Combined Quarterly Report on Form 10-Q of the Company and HL&P for the quarter ended March 31, 1996 (First Quarter 10-Q).

(2)      CERTAIN CONTINGENCIES

         The following notes to the financial statements in the Form 10-K (as updated by the notes contained in this Form 10-Q and the First Quarter 10-Q ) are incorporated herein by reference: Note 1(b) (System of Accounts and Effects of Regulation), Note 2 (Jointly-Owned Nuclear Plant), Note 3 (Rate Matters), Note 4 (Investments in Foreign and Non-Regulated Entities) and Note 11 (Commitments and Contingencies).

(3)      JOINTLY-OWNED NUCLEAR PLANT

         In July 1996, HL&P and City Public Service Board of San Antonio (CPS) entered into a settlement agreement providing, among other things, for (i) the dismissal with prejudice of all pending arbitration claims and lawsuits between HL&P and CPS relating to the South Texas Project Electric Generating Station (South Texas Project), (ii) a cash payment by HL&P to CPS of $75 million (accrued in the quarter ended March 31, 1996), (iii) an agreement to support formation of a new operating company to replace HL&P as project manager for the South Texas Project and (iv) the execution of a 10-year joint operations agreement under which HL&P and CPS will share savings resulting from the joint dispatching of their respective generating assets in order to take advantage of each system's lower cost resources.

         Under the terms of the joint operations agreement entered into between CPS and HL&P, HL&P will guarantee CPS minimum annual savings of $10 million and a minimum cumulative savings of $150 million over the ten-year term of the agreement. Based on current forecasts and other assumptions regarding the combined operation of the two generating systems, HL&P anticipates that the savings resulting from joint operations will equal or exceed the minimum savings guaranteed under the joint operations agreement.

         For information regarding the settlement in April 1996 of a similar lawsuit filed by the City of Austin (Austin) against HL&P and a $13 million (after-tax) charge to earnings recorded in the first quarter of 1996 in connection with this settlement, see Notes 3 and 7(a) to the First Quarter 10-Q, which notes are incorporated herein by reference.





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         As a result of the settlements of the CPS and Austin litigation, all litigation and arbitration claims formerly pending between HL&P and the other co-owners of the South Texas Project have been settled and dismissed with prejudice.

(4)      HI ENERGY

         Acquisition of Interest in Brazilian Electric Utility. In May 1996, a subsidiary of Houston Industries Energy, Inc. (HI Energy) acquired
         11.35 percent of the common shares of Light - Servicos de Eletricidade S.A. (Light), a publicly-held Brazilian corporation, for $392 million. Light is the operator under a 30-year concession agreement of an approximately 3,888 megawatt electric power generation, transmission and distribution system serving 28 municipalities in the state of Rio de Janeiro, Brazil. HI Energy acquired the shares as a bidder in the government-sponsored auction of 60 percent of Light's outstanding shares.

         Subsequent to the auction, the winning bidders, including a subsidiary of HI Energy, formed a consortium whose aggregate ownership interest of 50.44 percent represents a controlling interest in Light. The consortium, organized pursuant to a shareholders agreement dated as of May 27, 1996, is comprised of the direct share ownership interests held in Light by subsidiaries or affiliates of The AES Corporation (11.35 percent), Electricite de France (11.35 percent), HI Energy (11.35 percent), Companhia Sidercgica Nacional (7.25 percent), and Banco Nacional de Desenvolvimento Economico E Social (BNDES) (9.14 percent). Pursuant to the shareholders agreement, principal responsibilities for the various aspects of Light's business will be allocated among the parties. The HI Energy subsidiary will have the principal responsibility for all matters relating to Light's financial affairs.

         The Company has accounted for this transaction under purchase accounting and has recorded its investment and its interest in Light's operations since June 1, 1996, using the equity method. The effect of Light's income on the Company's net income is immaterial for the second quarter of 1996 and the six months ended June 30, 1996.

         Class B Shares of Edelap. On May 2, 1996, Houston Argentina S.A. (Houston Argentina), a subsidiary of HI Energy, purchased for approximately $55 million the Class B Shares of Empresa Distribuidora de la Plata S.A. (Edelap), an electric utility company operating in La Plata, Argentina, and surrounding regions. The Class B Shares of Edelap were sold by the Argentine government in a public auction. On May 28, 1996, Houston Argentina sold a portion of its Class B Shares to a third party for approximately $10 million. The remaining Class B Shares held by Houston Argentina constitute 32 percent of the capital stock of Edelap. Houston Argentina also owns indirectly through a holding company an additional 16.6 percent of the capital stock of Edelap, which shares were acquired in 1992 for $37 million. The Company has recorded its investment in Edelap using the equity method.

(5)      RATE CASE PROCEEDINGS

         In June 1996, the Supreme Court of Texas unanimously upheld the decision of the Public Utility Commission of Texas (Utility Commission) in Docket No. 8425 (HL&P's 1988 rate case) to include in HL&P's rate base $93 million in construction costs relating to the Malakoff project (a canceled lignite generation project). The Supreme Court also affirmed the Utility Commission's decision granting deferred accounting treatment for Unit No. 2 of the South Texas Project and the calculation of HL&P's federal income tax expenses without taking into account deductions for expenses paid by the Company's shareholders. As a result of this decision, HL&P's 1988 rate case has now become final.

         For information regarding the appeal of Docket No. 6668 (an inquiry into the prudence of the planning and construction of the South Texas Project), see Note 3(b) to the Form 10-K.





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(6)      CAPITAL STOCK

         Company. At June 30, 1996 and December 31, 1995, the Company had 400,000,000 authorized shares of common stock, of which 247,690,618 and 248,316,710 shares, respectively, were outstanding as of such dates. Outstanding shares exclude (i) the unallocated shares of the Company's Employee Stock Ownership Plan (which as of June 30, 1996 and December 31, 1995 totaled 13,861,929 and 14,355,758, respectively) and
         (ii) 1,195,900 shares purchased by the Company as of June 30, 1996, under the common stock repurchase program described below. Earnings per common share for the Company are computed by dividing net income by the weighted average number of shares outstanding during the respective period.

         In June 1996, the Company announced that its Board of Directors had authorized the purchase of up to $150 million of the Company's common stock. It is anticipated that any purchases of common stock under the program would be effected over the next 12 months, subject to market conditions, available cash and alternative investment opportunities. The Company began repurchasing shares in mid-June 1996.

         HL&P. All issued and outstanding shares of Class A voting common stock of HL&P are held by the Company, and all issued and outstanding shares of Class B non-voting common stock of HL&P are held by Houston Industries (Delaware) Incorporated (HI Delaware), a wholly owned subsidiary of the Company. Earnings per share data for HL&P are not computed because all of its common stock is held by the Company and HI Delaware.

         On June 30, 1996 and December 31, 1995, HL&P had 10,000,000 authorized shares of preferred stock, of which 3,804,397 and 4,318,397 shares, respectively, were outstanding.

         In April 1996, HL&P redeemed 514,000 shares of its $9.375 cumulative preferred stock at a cost of approximately $53 million ($102.34375 per share, including accrued dividends). The redemption included 257,000 shares in satisfaction of mandatory sinking fund requirements and an additional 257,000 shares as an optional redemption.

(7)      LONG-TERM DEBT

         In January 1996, HL&P repaid upon maturity $100 million principal amount of its Collateralized Medium-Term Notes Series B and $10 million principal amount of its Collateralized Medium-Term Notes Series A, plus accrued interest on the two issues.

         In April 1996, HL&P repaid upon maturity $40 million principal amount of its 5 1/4% first mortgage bonds.

         In May 1996, HL&P redeemed all outstanding principal amounts of its 7 1/4% first mortgage bonds ($50,000,000) due February 1, 2001, at a redemption price of 100.42% (plus accrued interest) and 6 3/4% first mortgage bonds ($35,000,000) due April 1, 1998, at a redemption price of 100.15% (plus accrued interest).

(8)      SUBSEQUENT EVENT

         On August 11, 1996, the Company, HL&P and a newly formed Delaware subsidiary of the Company (HI Merger, Inc.) entered into an Agreement and Plan of Merger with NorAm Energy Corp. (NorAm). Under the merger agreement and assuming all necessary regulatory and shareholder approvals, the Company would merge with and into HL&P and the currently outstanding stock of the Company would become the common stock of HL&P, which would be renamed "Houston Industries Incorporated" (HII). NorAm would merge with and into HI Merger, Inc. and would become a wholly owned subsidiary of HII. Consideration for the purchase of NorAm shares will be a combination of cash and shares of HII common stock. The transaction is valued at $3.8 billion, consisting of $2.4 billion for NorAm's common stock and equivalents and $1.4 billion of NorAm debt. For information regarding the Agreement and Plan of Merger, see the Company and HL&P's current report on Form 8-K dated August 11, 1996, which report is incorporated herein by reference.

(9)      INTERIM PERIOD RESULTS: RECLASSIFICATIONS

         The results of interim periods are not necessarily indicative of results expected for the year due to the seasonal nature of HL&P's business. In the opinion of management, the interim information reflects all adjustments (consisting only of normal recurring adjustments) necessary for a full presentation of the results for the interim periods. Certain amounts from the previous year have been reclassified to conform to the 1996 presentation of financial statements. Such reclassifications do not affect earnings.





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